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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. 1)*



                     PACIFIC AEROSPACE & ELECTRONICS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)




                    COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   693758104
                              --------------------
                                 (CUSIP Number)



                                AUGUST 27, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



                               Page 1 of 6 pages

CUSIP NO.693758104
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          LIVIAKIS FINANCIAL COMMUNICATIONS, INC.  68-0311399
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    445,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     --
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   445,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               --
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          445,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.8%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               PAGE 2 OF 6 PAGES

CUSIP NO.693758104
         ---------------------

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          ROBERT B. PRAG
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    195,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     445,000
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   195,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               445,000
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          640,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               PAGE 3 OF 6 PAGES

ITEM 1(a).  NAME OF ISSUER:

        Pacific Aerospace & Electronics, Inc., a Washington corporation.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        434 Olds Station Road, Wenatchee, Washington 98801.

ITEM 2(a).  NAME(S) OF PERSON(S) FILING:

        Liviakis Financial Communications, Inc. ("LFC")

        Robert B. Prag ("RBP")

        LFC and RBP are filing this Amended Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1). Attached to the original Statement as Exhibit A is the Joint Filing Agreement of the members of the group pursuant to Rule 13d-1(k)(iii).

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

        2420 "K" Street, Suite 220, Sacramento, California 95816

ITEM 2(c).  CITIZENSHIP:

        LFC is a California corporation.

        RBP is a citizen of the United States of America.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

        Common Stock, par value $.001 per share

ITEM 2(e).  CUSIP NUMBER:

        693758104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        Not applicable.

ITEM 4.  OWNERSHIP.

        (a) Amount beneficially owned:

               LFC:   445,000 shares
               RBP:   640,000 shares

               RBP reports the 445,000 shares owned by LFC as beneficially owned by RBP but disclaims beneficial ownership of such shares, except to the extent such beneficial ownership arises out of his service as an officer and director of LFC.

        (b) Percent of class:

               LFC:  2.8%
               RBP:  4.0%

        (c) Number of shares as to which such person has:

        (i)   Sole power to vote or direct the vote:

               LFC:  445,000 shares
               RBP:  195,000 shares

        (ii) Shared power to vote or direct the vote:

               LFC:  --
               RBP:  445,000 shares

        (iii) Sole power to dispose or to direct the disposition of:

               LFC:  445,000 shares
               RBP:  195,000 shares

        (iv) Shared power to dispose or direct the disposition of:

               LFC:  --
               RBP:  445,000

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.  CERTIFICATIONS.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated: September 3, 1998                 LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                         By: /s/ John M. Liviakis
                                            ------------------------------------
                                             John M. Liviakis, President


                                             /s/ Robert B. Prag
                                         ---------------------------------------
                                             Robert B. Prag